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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              Amendment No. 1 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         ADVANCED NUTRACEUTICALS, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   00760Q102
                                (CUSIP Number)

                               Gregory S. Pusey
                        106 South University Blvd.  #14
                               Denver, CO  80209
                                (303) 722-4008
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 10, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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(1)    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)

       Gregory S. Pusey

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)

       (b)

(3)    SEC Use Only ___________________________________________________________

(4)    Source of Funds (See Instructions)   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)    Citizenship or Place of Organization

       USA

Number of           (7)  Sole Voting Power:  480,765*
Shares
Beneficially        (8)  Shared Voting Power:  154,671
Owned by
Each                (9)  Sole Dispositive Power:  480,765*
Reporting
Person with:        (10) Shared Dispositive Power:  154,671

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person:  635,436*

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)   X
                      ---
       Excludes (1) 47,258 shares beneficially owned by the Reporting Person's wife, Jill J. Pusey, as custodian for the minor children of herself and the Reporting Person, and (2) 28,047 shares owned by Jill J. Pusey, individually, of which 5,547 shares are held by her directly and 22,500 shares are held through her Individual Retirement Account.

(13)   Percent of Class Represented by Amount in Row (11): 7.8%

(14)   Type of Reporting Person (See Instructions): IN


       *Includes options to purchase 75,000 shares of Common Stock at an exercise price of $2.84 per share, of which options to purchase 25,000 shares are currently exercisable, options to purchase 25,000 shares become exercisable in December 2001 and options to purchase 25,000 shares become exercisable in December 2002. Does not include options to purchase 300,000 shares at an exercise price of $.29 which vest in three annual installments, commencing April 27, 2002 and are subject to the approval by the Issuer's shareholders of an amendment to the Issuer's 1995 Stock Option Plan, as amended.

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Item 1. Security and Issuer.

        (a)  Name and address of principal executive offices of Issuer:

             Advanced Nutraceuticals, Inc.
             9101 Jameel Road, Suite 180
             Houston, TX  77040

        (b)  Title and class of equity securities:

             Common Stock, $.01 par value (the "Common Stock")

Item 2. Identity and Background.

        (a)  Name of person filing:

             Gregory S. Pusey

        (b)  Residence or Business Address:

             106 South University Blvd. #14
             Denver, CO  80209

        (c)  Principal occupation:

             President, Chief Executive Officer and Chairman of the Board of Directors
             Advanced Nutraceuticals, Inc.
             9101 Jameel Road, Suite 180
             Houston, TX 77040

        (d)  Criminal proceedings:

             The Reporting Person has never been, during the last five years, convicted in any criminal proceeding.

        (e)  Civil Proceedings:

             The Reporting Person has not been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

        (f)  Citizenship:

             The Reporting Person is a permanent resident of the USA.

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Item 3. Source and Amount of Funds or Other Consideration.

        The shares which are owned directly by the Reporting Person were acquired with personal funds. The shares owned indirectly by the Reporting Person are owned by a corporation of which the Reporting Person is an officer, director and principal shareholder, and were acquired by the corporation using its own funds.

Item 4. Purpose of the Transaction.

        The Reporting Person is a director and officer of the Issuer and expects to consider plans or proposals in such capacity.

Item 5. Interests in Securities of the Issuer.

        (a)  Number of shares beneficially owned:

             The Reporting Person is the beneficial owner of a total of 635,436 shares of Common Stock (including options to purchase 75,000 shares of Common Stock at an exercise price of $2.84 per share, of which options to purchase 25,000 shares are currently exercisable, options to purchase 25,000 shares will become exercisable in December 2001 and options to purchase 25,000 shares will become exercisable in December 2002).

             Percent of class:

             7.8% (The Issuer has 8,107,895 Shares of Common Stock outstanding based on the Issuer's Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2000).

        (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

             480,765 shares of Common Stock

        (c)  Recent transactions:

             This Amendment No. 1 to Schedule 13D is being filed to report the following transactions: On April 10, 2001, the Reporting Person purchased 50,000 shares of Common Stock, of which 25,000 shares are held by him directly and 25,000 shares are held by him through his Individual Retirement Account, and Cambridge Holdings, Ltd. purchased 154,671 shares of Common Stock. The Reporting Person is the President, Treasurer and a Director of Cambridge Holdings, Ltd. and is the holder of approximately 52.5% of its issued and outstanding capital stock.

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        (d)  Rights with respect to dividends or sales proceeds:

             Not applicable.

        (e)  Date of cessation of five percent beneficial ownership:

             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        Not applicable.



                                   SIGNATURE

        After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date:  May 17, 2001           /s/ Gregory S. Pusey
       -----------------      ----------------------------------
                              Gregory S. Pusey

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